SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 14 February 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

InterContinental Hotels Group PLC
Preliminary Results for the year to 31 December 2011

Excellent 26% growth in operating profit driven by brand outperformance and scale efficiencies

Financial summaryº	2011	2010		% Change YoY
			Actual	CER²	CER & ex. LDs³
Revenue	$1,768m	$1,628m	9%	7%	6%
Operating profit	$559m	$444m	26%	25%	21%
Total adjusted EPS	130.4¢	98.6¢	32%
Total basic EPS¹	159.2¢	101.7¢	57%
Total dividend per share	55.0¢	48.0¢	15%
Net debt	$538m	$743m

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
"The strength of our brands, underpinned by our global systems and scale, delivered 6.2% growth in revenue per available room (RevPAR) in the year.  We have continued to outperform the industry in key markets such as the US and Greater China where RevPAR was up 7.9% and 10.7% respectively.
We are strengthening our business through developing our brand portfolio supported by targeted investment.  We also ensure that our hotels with our best in class delivery systems are known for industry leading guest experiences delivered by talented people and dedicated owners.
Looking ahead, in spite of considerable uncertainty in the Eurozone, IHG is well positioned globally to benefit from positive long term industry trends and, in particular, growing demand in emerging markets.  Our 15% dividend growth reflects the confidence we have in our ability to deliver high quality growth through market share and margin gains, due to our preferred brands, geographic diversity, robust balance sheet and scalable business model."

Driving Market Share
•	Total gross revenue* from hotels in IHG's system of $20.2bn, up 8%.
•	2011 global RevPAR growth of 6.2%, 6.9% excluding Egypt, Bahrain and Japan.
	-	Americas 7.5% (US 7.9%); Europe 4.7%; AMEA 0.9% (5.5% ex Egypt, Bahrain, Japan); Greater China 10.7%.
	-	2011 global rate growth of 2.5% and occupancy growth of 2.3%pts.
	-	Fourth quarter global RevPAR growth of 4.6%, (5.2% ex Egypt, Bahrain and Japan) with rate up 2.8%.
•	Total system size of 658,348 rooms (4,480 hotels), up 2% year on year.
	-	44,265 rooms (241 hotels) added to the system, including 6,986 rooms (2 hotels) from the first InterContinental Alliance Resorts and 4,796 rooms (25 hotels) managed on US army bases.
-
33,078 rooms (198 hotels) were removed, including 16,329 rooms (122 hotels) in relation to the Holiday Inn relaunch and 6,994 (43 hotels) which were scheduled to leave as a result of the HPT contract renegotiation.

-
Total pipeline of 180,484 rooms (1,144 hotels), of which 40% is under construction. Over one quarter of the pipeline is in Greater China, of which c.70% is under construction.  Leading global pipeline share at 13%.

	-	Signings of 55,424 rooms (356 hotels), in line with 2010. Includes 32,477 Holiday Inn brand family rooms.
	-	Due to the continued restrictions on the availability of debt finance, net system growth for 2012 is currently expected to be in the region of 2%-3% as previously disclosed.
•	Building preferred brands
-
Holiday Inn relaunch continues to drive benefits with US RevPAR premiums to the upper midscale segment growing; premiums now sitting at 4%pts and 9%pts for Holiday Inn and Holiday Inn Express respectively.

	-	Three phase Crowne Plaza repositioning underway, with third phase expected to complete by end of 2015.
-
Hotel Indigo and Holiday Inn Express brand growth supported by JV investments totalling $60m. These will increase the distribution of Hotel Indigo in New York and launch the Holiday Inn Express brand in India.

	-	New brand launches for US midscale and China upper upscale are targeted for the first half of 2012.
•	Best in class delivery
	-	69% of rooms revenue delivered through IHG's Channels or by PCR members direct to hotel (2010: 68%).
-
Industry leading innovative web and mobile strategy delivered 19% of rooms revenue through IHG's direct websites (2010:18%). Best Price Guarantee and Roomkey.com search engine launched in last 6 months.

Growing Margins
•	Strong cost management and scale benefits drive margin growth
	-	Continued improvement in fee based margins* up 4.9%pts to 40.6%, c.1%pt on an underlying basis.
-
$261m (CER) regional and central costs are in line with expectations and up 1% on 2010.  These were $268m on a reported basis and include $8m of above target short-term performance based incentive costs.

Current trading update
•		January global RevPAR up 6.0%, with rate up 3.5%. Americas 7.7%, Europe 3.0%, AMEA 4.2%. Greater China growth of 1.2% reflects the shift of Chinese New Year into January in 2012 from February in 2011.
º All figures are before exceptional items unless otherwise noted. See appendices 3 & 4 for financial headlines		¹ After exceptional items
² CER = constant exchange rates	³ Excluding $16m significant liquidated damages in 2011	*See appendix 6 for definition
Highlights - in new regional structure
Americas - Strong performance driven by franchise business
RevPAR increased 7.5%; with 2.8% rate growth and fourth quarter RevPAR increased 6.6%.  US RevPAR was up 7.9% in 2011, with 6.8% growth in the fourth quarter. On a total basis including the benefit of new hotels, US RevPAR grew 9.5% in the year, outperforming the industry up 8.2%.
Revenue increased 3% to $830m and operating profit increased 22% to $451m.  After adjusting for owned hotel disposals and excluding (i) $10m managed liquidated damages receipt, (ii) $10m managed benefit year on year from the conclusion of a specific guarantee negotiation relating to one hotel and (iii) results from managed lease hotels*, revenue was up 7% and operating profit up 18%.  This was driven by good RevPAR growth across the region, resulting in an 8% increase in franchise royalties, and strong trading at managed hotels.  Owned profits benefitted by $4m year on year due to the cessation of depreciation of an asset held for sale in the year, but this was mostly offset by $3m of one-off reorganisation costs relating to one hotel. Regional overheads decreased by $8m, mainly due to a $6m year on year reduction in costs related to our self-insured healthcare benefit plan.
We signed 30,109 rooms and opened 27,107 rooms into the system (2010: 20,980 rooms opened).  Openings included 6,986 rooms (2 hotels) from the first InterContinental Alliance Resorts, 4,796 rooms (25 hotels) managed on US army bases and 19 hotels outside the US, including InterContinental Vina del Mar, Chile; a Holiday Inn Resort in Acapulco, Mexico; and Canada's largest Holiday Inn. Signings included 15,349 rooms for the Holiday Inn brand family in the US, up 16% on the prior year, demonstrating the ongoing benefits from the relaunch.

Europe -RevPAR growth across much of the year drives strong profit increase
RevPAR increased 4.7%, with 2.9% rate growth. RevPAR was down 0.2% in the fourth quarter reflecting the deterioration in macro economic conditions across Europe (Q4 RevPAR: UK down 0.7%, Germany down 0.3%).
Revenue increased 24% (19% at CER) to $405m and operating profit increased 33% (26% at CER) to $104m.  After adjusting for a leased hotel disposal and excluding results from managed lease hotels*, revenue increased 10% and operating profit increased 34%.  This was driven by strong RevPAR growth including 10.9% across the two owned hotels and an $8m increase in franchise royalties as a result of 4.0% RevPAR growth and a 3% increase in room count.
We signed 5,779 rooms (38 hotels), including 7 Crowne Plaza hotels, and 5 Hotel Indigo hotels (with the first Hotel Indigo for Russia, in St Petersburg and three in the UK). 6,167 rooms (37 hotels) were opened into the system, up 1,748 rooms on 2010, including 10 Crowne Plaza hotels and the InterContinental hotels in Porto and Moscow.

AMEA - Good underlying growth in the managed business
RevPAR increased 0.9%, with 1.6% growth in the fourth quarter. RevPAR grew 5.5% excluding Egypt (9 hotels) and Bahrain (2 hotels) where political unrest caused significant disruption and Japan (32 hotels) where the earthquake and resultant events negatively impacted growth.  RevPAR grew strongly in several other Middle East markets, including 8.9% in Saudi Arabia and 5.6% in the United Arab Emirates, and across the wider AMEA region including 12.9% in South East Asia and 6.3% in Australia, New Zealand and the South Pacific.
AMEA revenue increased 1% (2% decline at CER) to $216m and operating profit increased 2% (2% decline at CER) to $84m. After adjusting for a $6m liquidated damages receipt and excluding the negative impact on trading from events in the Middle East, Japan and New Zealand, revenue increased 4% and operating profit increased 9%.  This was due to strong RevPAR growth across much of the managed business, partly offset by $4m from the structural changes to certain management contract terms and a 1% net reduction in the room count.
We signed 7,424 rooms in the year, mainly within the Holiday Inn brand family (23 hotels or 5,037 rooms) including 5 Holiday Inn Express hotels as part of the Joint Venture deal with Duet Hotels in India. 2,907 rooms (10 hotels) were opened, mostly with the Crowne Plaza and Holiday Inn brands including the first two Crowne Plaza hotels in Vietnam (West Hanoi and Danang) and a second Holiday Inn resort in Phuket, Thailand.

Greater China - Increasing scale drives profit growth
RevPAR increased 10.7% with rate growth of 5.9%.  RevPAR was up 17.4% excluding Shanghai, which was impacted by very strong comparatives for much of the year due to the 2010 World Expo.  Greater China RevPAR grew  7.7% in the fourth quarter (up 11.3% excluding Shanghai), including 11.4% in December.
Revenue increased 15% (15% CER) to $205m and operating profit increased 24% (26% CER) to $67m. This was driven by 13.4% RevPAR growth at the InterContinental Hong Kong and $13m growth in managed profits due to strong RevPAR growth and 14% increase in room count (adding to a 13% increase in 2010).
We opened 8,084 rooms in the year, up on 2010, taking our open rooms in the region to 55,182, and strengthening our market leading position. Openings included 4 InterContinental hotels and 11 Crowne Plaza hotels, demonstrating the strength of these brands in Greater China.
Signings of 12,112 rooms were up on 2010, and takes our pipeline to 49,768 rooms, c.70% of which is under construction. Key signings included the Holiday Inn Macau with Sands China Ltd., which at 1,224 rooms will be the world's largest Holiday Inn, and Hotel Indigo Haitang Bay, the first resort location for the brand in the region.

*See appendix 6 for definition

Capital recycling strategy driving growth
The disposal process of InterContinental New York Barclay continues to be progressed. During the year we completed the disposal of Hotel Indigo San Diego, Staybridge Suites Cherry Creek, Holiday Inn Atlanta-Gwinnett Place, the Holiday Inn Express Essen lease and a hotel asset and partnership interest in Australia.  Proceeds from these sales totalled $142m, 22% above book value.
In line with our strategy to recycle capital to drive growth in our brands, during 2011 we invested $93m in growth capital expenditure.  This included a $12m equity stake in Summit Hotel Properties Inc. in the US with whom we have a hotel sourcing agreement; $11m in the joint venture which will take Holiday Inn Express into India; and a $25m in the joint venture to develop a Hotel Indigo on the Lower East side of Manhattan.

Interest, tax, cash flow and dividend
The interest charge for the period was flat at $62m as costs relating to our new syndicated bank facility offset the impact of lower levels of net debt.
The effective tax rate for 2011 is 24% (2010: 26%). The 2012 tax rate is expected to be in the high 20s, moving towards the low 30s in 2013.
Exceptional operating items before tax totalled a net credit of $35m.  These comprise: credits of (i) $37m from the disposal of hotels (ii) $20m net impairment reversals (iii) $28m relating to the closure of the UK defined benefit pension scheme with effect from 1 July 2013 and (iv) a $9m UK VAT refund and charges of $37m in relation to a settlement of a commercial dispute in Europe and a $22m litigation provision in the Americas.
15% growth in the total dividend to 55.0¢ reflects a strong performance in 2011 and reinforces IHG's resilient, cash generative business model.
The Group refinanced its bank debt in November, putting in place a 5 year $1.07bn facility, which was substantially undrawn at the year end, providing certainty of funding until November 2016.
Strong free cash flow generation of $422m translated into a $205m reduction in net debt from the prior year to $538m (including the $209m finance lease on the InterContinental Boston). Our balance sheet remains robust, which will allow us to invest to accelerate growth and strengthen our brands.

Appendix 1: RevPAR Movement Summary
	January 2012			Full Year 2011			Q4 2011
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	6.0%	3.5%	1.3pts	6.2%	2.5%	2.3pts	4.6%	2.8%	1.1pts
Americas	7.7%	4.0%	1.8pts	7.5%	2.8%	2.8pts	6.6%	3.7%	1.6pts
Europe	3.0%	0.2%	1.5pts	4.7%	2.9%	1.2pts	(0.2)%	0.8%	(0.6)pts
AMEA	4.2%	2.5%	1.1pts	0.9%	1.3%	(0.2)pts	1.6%	3.2%	(1.2)pts
G. China	1.2%	9.2%	(3.6)pts	10.7%	5.9%	2.8pts	7.7%	3.9%	2.3pts

Appendix 2: Full Year System & Pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	44,265	(33,078)	11,187	658,348	2%	55,424	180,484
Americas	27,107	(24,284)	2,823	442,198	1%	30,109	84,450
Europe	6,167	(3,931)	2,236	99,885	2%	5,779	16,682
AMEA	2,907	(3,434)	(527)	61,083	(1)%	7,424	29,584
G. China	8,084	(1,429)	6,655	55,182	14%	12,112	49,768

Appendix 3: Quarter 4 financial headlines
Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Franchised	118	108	99	91	14	13	4	3	1	1	-	-
Managed	54	46	9	6	9	2	23	29	13	9	-	-
Owned & leased	32	32	4	5	11	11	1	2	16	14	-	-
Regional overheads	(32)	(35)	(12)	(17)	(10)	(9)	(5)	(6)	(5)	(3)	-	-
Profit pre central overheads	172	151	100	85	24	17	23	28	25	21	-	-
Central overheads	(35)	(41)	-	-	-	-	-	-	-	-	(35)	(41)
Group Operating profit	137	110	100	85	24	17	23	28	25	21	(35)	(41)

Appendix 4: Full year financial headlines
Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Franchised	511	458	431	392	65	55	12	8	3	3	-	-
Managed	208	156	52	21	26	17	87	88	43	30	-	-
Owned & leased	108	88	17	13	49	38	5	4	37	33	-	-
Regional overheads	(121)	(119)	(49)	(57)	(36)	(32)	(20)	(18)	(16)	(12)	-	-
Profit pre central overheads	706	583	451	369	104	78	84	82	67	54	-	-
Central overheads	(147)	(139)	-	-	-	-	-	-	-	-	(147)	(139)
Group Operating profit	559	444	451	369	104	78	84	82	67	54	(147)	(139)

Appendix 5: Constant exchange rate (CER) operating profit movement before exceptional items

	Total***	Americas			Europe		AMEA		G. China
	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**
Growth/ (decline)	26%	25%	22%	22%	33%	26%	2%	(2)%	24%	26%
Exchange rates:
	GBP:USD	EUR:USD	* US dollar actual currency
2011	0.62	0.72	** Translated at constant 2010 exchange rates
2010	0.65	0.76	*** After central overheads

Appendix 6: Definitions
Total gross revenue: total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG's brands.
Fee based margins: adjusted for owned and leased hotels, managed leases and individually significant liquidated damages payments.
Managed lease hotels: properties that are structured for legal reasons as operating leases but with the same characteristics as management contracts.

Appendix 7: Investor Information for 2011 final dividend
Ex-dividend date:	21 March 2012	Record date:	23 March 2012
Payment date:	1 June 2012	Dividend payment:	Ordinary shares = 24.7 pence per share
ADRs = 39.0 cents per ADR

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green):	+44 (0)1895 512176
Media Relations (Fiona Gornall, Kari Kerr):	+44 (0)1895 512426	+44 (0) 7770 736849
High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.
Presentation for Analysts and Shareholders:
A presentation with Richard Solomons (Chief Executive Officer) and Tom Singer (Chief Financial Officer) will commence at 9.30am (London time) on 14 February at Bank of America Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.  There will be an opportunity to ask questions.  The presentation will conclude at approximately 10.30am (London time).
There will be a live audio webcast of the results presentation on the web address www.ihg.com/prelims12.  The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.  There will also be a live dial-in facility:

International dial-in:	+44 (0)20 7784 1036
Passcode:	8564080
US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9.00am (Eastern Standard Time) on 14 February with Richard Solomons (Chief Executive Officer) and Tom Singer (Chief Financial Officer). There will be an opportunity to ask questions.

International dial-in:	+44 (0)20 7108 6370
Standard US dial-in:	+1 517 345 9004
US Toll Free:	+1 866 692 5726
Conference ID:	HOTEL
A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 6447
International dial-in:	+44 (0)20 7108 6275
Standard US dial-in:	+1 203 369 4715
US Toll Free:	+1 866 851 1515
Website:
The full release and supplementary data will be available on our website from 7.00 am (London time) on 14 February. The web address is www.ihg.com/prelims12. To watch a video of Tom Singer reviewing our results visit our YouTube channel at www.youtube.com/ihgplc.

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation operating seven hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® . IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 63 million members worldwide.IHG franchises, leases, manages or owns over 4,400 hotels and more than 658,000 guest rooms in nearly 100 countries and territories, and has more than 1,100 hotels in its development pipeline.
IHG expects to recruit around 90,000 new people worldwide across its estate over the next few years and is committed to gender balance throughout its business. We aspire to continue retaining a minimum of 25% female representation on the Board.InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media, www.twitter.com/ihgplc or www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

This Business Review provides a commentary on the performance of InterContinental Hotels Group PLC (the Group or IHG) for the financial year ended 31 December 2011.

GROUP PERFORMANCE

	12 months ended 31 December
Group results	2011	2010	%
	$m	$m	change
Revenue
Americas	830	807	2.9
Europe	405	326	2.4
AMEA	216	213	1.4
Greater China	205	178	15.2
Central	112	104	7.7
	____	____	_____
	1,768	1,628	8.6
	____	____	_____
Operating profit
Americas	451	369	22.2
Europe	104	78	33.3
AMEA	84	82	2.4
Greater China	67	54	24.1
Central	(147)	(139)	(5.8)
	____	____	_____
Operating profit before exceptional items	559	444	25.9

Exceptional operating items	35	15	133.3
	___	___	____
	594	459	29.4

Net financial expenses	(62)	(62)	-
	___	___	____
Profit before tax	532	397	34.0
	___	___	____
Earnings per ordinary share
Basic	159.2¢	101.7¢	56.5
Adjusted	130.4¢	98.6¢	32.3

Group results
Revenue increased by 8.6% to $1,768m and operating profit before exceptional items increased by 25.9% to $559m during the 12 months ended 31 December 2011.

The 2011 results reflect continued RevPAR growth, with an overall RevPAR increase of 6.2%, including a 2.5% increase in average daily rate. The results also benefit from overall system size growth of 1.7% year on year to 658,348 rooms. RevPAR growth remained strong throughout the year across the Group although there was some deterioration in Europe in the fourth quarter reflecting macro economic conditions.

Operating profit improved in each of the regions. RevPAR growth of 7.5% and 4.7% in the Americas and Europe respectively helped to drive operating profit increases of $82m and $26m in these regions. Operating profit in AMEA rose by $2m despite an estimated adverse impact of the events of the Arab Spring and the natural disasters in Japan and New Zealand of $11m. Continued strong economic growth in Greater China led to operating profit growth of $13m as RevPAR grew by 10.7% and system size increased by 13.7%.

At constant currency, central overheads increased from $139m in 2010 to $143m in 2011 ($147m at actual currency), driven by increased investment to support growth in the business, offsetting non-recurring bonus costs.

As a result of growth in the business, together with strong cost control, operating profit margin was 40.6%, up 4.9 percentage points on 2010, after adjusting for owned and leased hotels, Americas and Europe managed leases and significant liquidated damages received in 2011. This growth approximates to one percentage point after adjusting for a number of one-off benefits.

The average US dollar exchange rate to sterling weakened during 2011 (2011 $1=£0.62; 2010 $1=£0.65). Translated at constant currency, applying 2010 exchange rates, revenue increased by 6.8% and operating profit increased by 24.8%.

Profit before tax increased by $135m from $397m in 2010 to $532m. Adjusted earnings per ordinary share increased by 32.3% to 130.4¢.

	12 months ended 31 December
	2011	2010	%
Total gross revenue	$bn	$bn	change

InterContinental	4.4	4.2	4.8
Crowne Plaza	3.9	3.5	11.4
Holiday Inn	6.0	5.8	3.4
Holiday Inn Express	4.4	4.0	10.0
Staybridge Suites	0.6	0.5	20.0
Candlewood Suites	0.5	0.4	25.0
Other brands	0.4	0.3	33.3
	____	____	____
Total	20.2	18.7	8.0
	____	____	____

Total gross revenue
One measure of overall IHG hotel system performance is the growth in total gross revenue, defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Total gross revenue is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.

Total gross revenue increased by 8.0% from $18.7bn in 2010 to $20.2bn in 2011. All brands grew total gross revenue, with increases of over 10% compared to 2010 in a number of key brands.

	Hotels		Rooms
Global hotel and room count at 31 December	2011	Change over 2010	2011	Change over 2010

Analysed by brand
InterContinental	169	(2)	57,598	(831)
Crowne Plaza	387	(1)	105,104	(1,051)
Holiday Inn*	1,240	(7)	228,256	(1,861)
Holiday Inn Express	2,114	39	196,666	5,438
Staybridge Suites	179	(9)	19,567	(1,195)
Candlewood Suites	285	(3)	27,500	(753)
Hotel Indigo	39	1	4,564	16
Other	67	25	19,093	11,424
	____	____	______	_____
Total	4,480	43	658,348	11,187
	____	____	______	_____
Analysed by ownership type
Franchised	3,832	49	489,071	9,751
Managed	637	(2)	164,993	2,282
Owned and leased	11	(4)	4,284	(846)
	____	____	______	_____
Total	4,480	43	658,348	11,187
	____	____	______	_____

* Included 7 (2,928 rooms) Holiday Inn Club Vacations (2010 : 6 hotels, 2,892 rooms).

Global hotel and room count
During 2011, the IHG global system (the number of hotels and rooms which are franchised, managed, owned or leased by the Group) increased by 43 hotels (11,187 rooms). Openings of 241 hotels (44,265 rooms) were driven by continued expansion in the US, in particular within the Holiday Inn brand family and Greater China. These openings offset the removal of 198 hotels (33,078 rooms).  Removals in the US included 43 hotels (6,994 rooms) which were removed from the system as part of the renegotiation of the management contract with Hospitality Properties Trust, a major US owner group. Other openings included the Venetian and Palazzo resorts, under an InterContinental Alliance relationship (6,986 rooms, included in franchised) as well as 25 hotels (4,796 rooms) managed on US army bases.

	Hotels		Rooms
Global pipeline at 31 December	2011	Change over 2010	2011	Change over 2010

Analysed by brand
InterContinental	51	(9)	17,623	(1,751)
Crowne Plaza	108	(15)	34,643	(4,351)
Holiday Inn*	267	(46)	50,750	(6,755)
Holiday Inn Express	470	(24)	52,201	(1,018)
Staybridge Suites	95	(6)	10,026	(734)
Candlewood Suites	94	(26)	8,062	(2,444)
Hotel Indigo	59	(3)	7,179	(448)
Other	-	(2)	-	(6,874)
	____	____	______	_____
Total	1,144	(131)	180,484	(24,375)
	____	____	______	_____
Analysed by ownership type
Franchised	853	(117)	96,513	(17,427)
Managed	291	(14)	83,971	(6,948)
	____	____	______	_____
Total	1,144	(131)	180,484	(24,375)
	____	____	______	_____

	Hotels		Rooms
Global pipeline signings at 31 December	2011	Change over 2010	2011	Change over 2010

Total	356	37	55,424	(174)
	____	____	_____	______
* Included 1 (658 rooms) Holiday Inn Club Vacations (2010 : nil).

Global pipeline
At the end of 2011, the pipeline totalled 1,144 hotels (180,484 rooms). The IHG pipeline represents hotels and rooms where a contract has been signed and the appropriate fees paid.  The continued global demand for IHG brands is demonstrated by over 50% of pipeline rooms being outside of the Americas region, including 28% in Greater China.

Signings of 356 hotels (55,424 rooms) represented an increase in the number of hotels signed from 2010 levels (319 hotels). Momentum for the Hotel Indigo brand continued into 2011 with 19 signings, including entry into the Russian market as well as the first Hotel Indigo resort in Phuket, Thailand.

During 2011, the opening of 44,265 rooms contributed to a net pipeline decline of 24,375 rooms. Active management out of the pipeline of deals that have become dormant or no longer viable resulted in a further reduction of 35,534 rooms.

THE AMERICAS

	12 months ended 31 December
	2011	2010	%
Americas Results	$m	$m	change

Revenue
Franchised	502	465	8.0
Managed	124	119	4.2
Owned and leased	204	223	(8.5)
	____	____	____
Total	830	807	2.9
	____	____	____
Operating profit before exceptional items
Franchised	431	392	9.9
Managed	52	21	147.6
Owned and leased	17	13	30.8
	____	____	_____
	500	426	17.4
Regional overheads	(49)	(57)	14.0
	____	____	____
Total	451	369	22.2
	____	____	____

Americas Comparable RevPAR movement on previous year	12 months ended 31 December 2011

Franchised
Crowne Plaza	6.0%
Holiday Inn	6.3%
Holiday Inn Express	7.9%
All brands	7.2%
Managed
InterContinental	8.6%
Crowne Plaza	8.8%
Holiday Inn	9.9%
Staybridge Suites	8.0%
Candlewood Suites	8.1%
All brands	8.8%
Owned and leased
InterContinental	11.7%

Americas results
Revenue and operating profit before exceptional items increased by $23m (2.9%) to $830m and by $82m (22.2%) to $451m respectively.

Franchised revenue increased by $37m (8.0%) to $502m. Royalties growth of 8.5% was driven by RevPAR gains across the estate of 7.2%, including 7.9% for Holiday Inn Express, and was further boosted by continued improvement in the royalty rate achieved. Operating profit increased by $39m (9.9%) to $431m also benefitting from lower bad debt experience.

Managed revenue increased by $5m (4.2%) to $124m and operating profit increased by $31m (147.6%) to $52m. Revenue and operating profit included $59m (2010 $71m) and $1m (2010 $1m) respectively from properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts. Excluding properties operated under this arrangement, as well as the benefit of a $10m liquidated damages receipt in 2011 and a $10m year on year benefit from the conclusion of a specific guarantee negotiation relating to one hotel, revenue grew by $7m. Growth was driven by a RevPAR increase of 8.8% across the estate. Although year end system size was 6.0% lower than at the end of 2010, due to the phasing of removals towards the end of the year, rooms available during the year actually grew by 4.5%. Operating profit grew by $11m on the same basis, also benefitting from increased joint venture distributions.

Owned and leased revenue declined by $19m (8.5%) and operating profit grew by $4m (30.8%) to $17m. In the first half of the year, Staybridge Suites Denver Cherry Creek was sold and converted to a franchise contract, whilst Holiday Inn Atlanta Gwinnett Place and Hotel Indigo San Diego were sold and converted to management contracts. Excluding the year on year impact of these and prior year disposals, owned and leased revenue grew by $8m (4.2%) and operating profit by $7m (77.8%) reflecting RevPAR growth of 10.3%, including 11.2% at the InterContinental New York Barclay. Operating profit for 2011 includes a $4m year on year benefit from lower depreciation recorded for the InterContinental New York Barclay since the hotel was categorised as "Held for Sale" in the first quarter of 2011, subsequent to which no depreciation was charged. Operating profit growth was, however, adversely impacted by $3m of one off re-organisation costs relating to one hotel in 2011.

Regional overheads decreased by $8m (14.0%) to $49m, mainly reflecting a year on year reduction of $6m in costs for claims in a self-insured healthcare benefit plan.

	Hotels		Rooms
Americas hotel and room count at 31 December	2011	Change over 2010	2011	Change over 2010

Analysed by brand
InterContinental	52	(4)	17,598	(1,522)
Crowne Plaza	188	(21)	50,002	(7,071)
Holiday Inn*	816	(2)	145,821	(1,754)
Holiday Inn Express	1,874	27	162,935	3,068
Staybridge Suites	174	(9)	18,820	(1,194)
Candlewood Suites	285	(3)	27,500	(753)
Hotel Indigo	33	(2)	3,973	(281)
Other brands	51	29	15,549	12,330
	____	____	______	_____
Total	3,473	15	442,198	2,823
	____	____	______	_____
Analysed by ownership type
Franchised	3,266	36	398,680	6,144
Managed	201	(18)	41,222	(2,626)
Owned and leased	6	(3)	2,296	(695)
	____	____	______	_____
Total	3,473	15	442,198	2,823
	____	____	______	_____

* Included 7 (2,928 rooms) Holiday Inn Club Vacations (2010 : 6 hotels, 2,892 rooms).

Americas hotel and room count
The Americas hotel and room count in the year increased by 15 hotels (2,823 rooms) to 3,473 hotels (442,198 rooms). Openings of 168 hotels (27,107 rooms) included the Venetian and Palazzo resorts, under an InterContinental Alliance relationship (6,986 rooms, included in franchised) and 25 hotels managed as part of the US government's Privatization of Army Lodgings initiative. The Holiday Inn and Holiday Inn Express brands generated openings of 113 hotels (12,269 rooms) and IHG's extended-stay brands, Staybridge Suites and Candlewood Suites, achieved openings of 22 hotels (2,036 rooms). Removals of 153 hotels (24,284 rooms) were mainly from Crowne Plaza and Holiday Inn hotels, and included 43 hotels (6,994 rooms) which were removed as part of the renegotiation of the management contract with Hospitality Properties Trust.

	Hotels		Rooms
Americas pipeline at 31 December	2011	Change over 2010	2011	Change over 2010

Analysed by brand
InterContinental	5	-	1,340	-
Crowne Plaza	22	(5)	5,249	(420)
Holiday Inn*	158	(29)	22,051	(3,209)
Holiday Inn Express	372	(35)	34,360	(2,651)
Staybridge Suites	86	(10)	8,895	(1,221)
Candlewood Suites	94	(26)	8,062	(2,444)
Hotel Indigo	38	(8)	4,493	(1,240)
Other	-	(2)	-	(6,874)
	____	____	______	_____
Total	775	(115)	84,450	(18,059)
	____	____	______	_____
Analysed by ownership type
Franchised	765	(113)	82,287	(17,785)
Managed	10	(2)	2,163	(274)
	____	____	______	_____
Total	775	(115)	84,450	(18,059)
	____	____	______	_____

* Included 1 (658 rooms) Holiday Inn Club Vacations (2010 : nil).

Americas pipeline
The Americas pipeline totalled 775 hotels (84,450 rooms) as at 31 December 2011. Overall signings of 30,109 rooms were in line with 2010 levels. Notable signings included Hotel Indigo properties in Guadalajara and Boca del Rio in Mexico, as well as Lower East Side, Manhattan in the US. The overall pipeline reduced by 115 hotels (18,059 rooms) compared to 2010.

EUROPE

	12 months ended 31 December
	2011	2010	%
Europe results	$m	$m	change

Revenue
Franchised	86	76	13.2
Managed	118	70	68.6
Owned and leased	201	180	11.7
	____	____	_____
Total	405	326	24.2
	____	____	_____
Operating profit before exceptional items
Franchised	65	55	18.2
Managed	26	17	52.9
Owned and leased	49	38	28.9
	____	____	_____
	140	110	27.3
Regional overheads	(36)	(32)	(12.5)
	____	____	_____
Total	104	78	33.3
	____	____	_____

Europe comparable RevPAR movement on previous year	12 months ended 31 December 2011

Franchised
All brands	4.0%
Managed
All brands	5.5%
Owned and leased
InterContinental	10.9%

Europe results
Revenue and operating profit before exceptional items increased by $79m (24.2%) to $405m and by $26m (33.3%) to $104m respectively.

Franchised revenue increased by $10m (13.2%) to $86m and operating profit by $10m (18.2%) to $65m. At constant currency, revenue increased by 7.9% and operating profit increased by 12.7%. Growth was mainly driven by royalties growth of 11.4% (5.9% at constant currency) reflecting RevPAR growth of 4.0%, together with an increase in system size. Revenues associated with new signings, relicensing and terminations increased by $2m.

Managed revenue increased by $48m to $118m (68.6%) and operating profit increased by $9m to $26m (52.9%). At constant currency, revenue increased by 61.4% whilst operating profit increased by 47.1%. During the year, two properties were converted from management contracts to an operating lease structure with the same characteristics as management contracts. Revenues recorded under the operating lease structure were $46m in 2011 (2010 nil), with operating profits of nil (2010 nil). Excluding the impact of properties under the operating lease structure and on a constant currency basis, operating profit increased by $8m (47.1%) reflecting RevPAR growth of 5.5%, together with the year on year benefit of a $3m charge in 2010 with regard to guarantee obligations for one hotel. On the same basis, revenue fell slightly as a result of a minor change in the allocation of income to the managed estate.

In the owned and leased estate, revenue increased by $21m (11.7%) to $201m and operating profit increased by $11m (28.9%), or at constant currency by 6.7% and 21.1% respectively. During the year, IHG exited from the lease for Holiday Inn Express Essen, with a minor impact on revenue and operating profit. RevPAR growth of 10.9% benefitted from average daily rate growth of 10.3% across the year. The InterContinental London Park Lane and the InterContinental Paris Le Grand delivered strong year on year RevPAR growth of 7.3% and 14.5% respectively.

	Hotels		Rooms
Europe hotel and room count at 31 December	2011	Change over 2010	2011	Change over 2010

Analysed by brand
InterContinental	30	-	9,664	(341)
Crowne Plaza	86	8	19,725	2,078
Holiday Inn	290	(8)	46,465	(1,313)
Holiday Inn Express	198	10	23,181	1,515
Staybridge Suites	3	-	443	-
Hotel Indigo	5	3	407	297
	____	____	______	_____
Total	612	13	99,885	2,236
	____	____	______	_____
Analysed by ownership type
Franchised	509	14	76,811	2,356
Managed	101	-	22,157	33
Owned and leased	2	(1)	917	(153)
	____	____	______	_____
Total	612	13	99,885	2,236
	____	____	______	_____

Europe hotel and room count
During 2011, Europe system size increased by 13 hotels (a net increase of 2,236 rooms) to 612 hotels (99,885 rooms). Activity included openings of 37 hotels (6,167 rooms), an increase from 27 hotels and 4,419 rooms in 2010, and removals of 24 hotels (3,931 rooms). The net decrease of eight Holiday Inn hotels comprised nine openings and 17 removals, five of which relate to the Holiday Inn brand relaunch. There were three Hotel Indigo openings in the UK in 2011, bringing the total Hotel Indigo count for Europe to five. Two InterContinental hotels, in Moscow and Porto, opened in 2011, representing a re-entry for the brand into the Russian and Portuguese markets.

	Hotels		Rooms
Europe pipeline at 31 December	2011	Change over 2010	2011	Change over 2010

Analysed by brand
InterContinental	5	(5)	1,310	(710)
Crowne Plaza	12	(3)	2,953	(935)
Holiday Inn	25	(4)	4,939	(878)
Holiday Inn Express	43	-	5,942	218
Staybridge Suites	2	-	283	-
Hotel Indigo	11	-	1,255	183
	____	____	______	_____
Total	98	(12)	16,682	(2,122)
	____	____	______	_____
Analysed by ownership type
Franchised	82	(1)	11,999	(166)
Managed	16	(11)	4,683	(1,956)
	____	____	______	_____
Total	98	(12)	16,682	(2,122)
	____	____	______	_____

Europe pipeline
There were 38 hotel signings (5,779 rooms) in 2011, down from 51 hotel signings (7,479 rooms) in 2010, strengthening IHG's presence in established markets such as the UK, Germany and the Netherlands and extending into newer markets such as Turkey and Russia. Demand was particularly strong in the midscale segment which represented 65% of room signings.  There were five further signings for IHG's lifestyle brand, Hotel Indigo, including further expansion in the UK and entry into the Russian market. There were also seven Crowne Plaza signings including three in the developing Turkish market.

ASIA, MIDDLE EAST & AFRICA (AMEA)

	12 months ended 31 December
	2011	2010	%
AMEA results	$m	$m	change

Revenue
Franchised	19	15	26.7
Managed	151	155	(2.6)
Owned and leased	46	43	7.0
	____	____	_____
Total	216	213	1.4
	____	____	_____
Operating profit before exceptional items
Franchised	12	8	50.0
Managed	87	88	(1.1)
Owned and leased	5	4	25.0
	____	____	_____
	104	100	4.0
Regional overheads	(20)	(18)	(11.1)
	____	____	_____
Total	84	82	2.4
	____	____	_____

AMEA comparable RevPAR movement on previous year	12 months ended 31 December 2011

Franchised
All Brands	1.7%
Managed
All Bands	0.6%

AMEA results
Revenue and operating profit before exceptional items increased by $3m (1.4%) to $216m and by $2m (2.4%) to $84m respectively. The region's results were adversely impacted by the political instability throughout 2011 in the Middle East, together with the natural disasters in Japan and New Zealand.

Franchised revenue increased by $4m (26.7%) to $19m and operating profit by $4m (50.0%) to $12m. At constant currency, revenue increased by 20.0% and operating profit increased by 37.5%, which includes four properties which were converted from management contracts to franchise arrangements during the year. RevPAR in the franchised estate grew by 1.7%. Excluding Egypt, Bahrain and Japan, RevPAR grew by 4.4%.

Managed revenue decreased by $4m (2.6%) to $151m and operating profit decreased by $1m (1.1%) to $87m. At constant currency, revenue decreased by 7.7% and operating profit by 5.7%. The events of the Arab Spring together with the natural disasters in Japan and New Zealand had an estimated adverse impact of $11m on the results, whilst there was a further $4m adverse impact due to changes to certain management contract terms. Results did however benefit from a liquidated damages receipt of $6m during the year. RevPAR grew by 0.6% compared to 2010 and by 5.7% excluding Egypt, Bahrain and Japan.

In the owned and leased estate, revenue increased by $3m (7.0%) to $46m and operating profit increased by $1m (25.0%), or at constant currency by 9.3% and 25.0% respectively.

	Hotels		Rooms
AMEA hotel and room count at 31 December	2011	Change over 2010	2011	Change over 2010

Analysed by brand
InterContinental	64	(2)	20,425	(193)
Crowne Plaza	61	3	16,921	932
Holiday Inn	77	(2)	18,032	(341)
Holiday Inn Express	8	(3)	1,857	(278)
Staybridge Suites	2	-	304	(1)
Other	16	(3)	3,544	(646)
	____	____	______	_____
Total	228	(7)	61,083	(527)
	____	____	______	_____
Analysed by ownership type
Franchised	54	(1)	12,617	1,257
Managed	172	(6)	47,890	(1,786)
Owned and leased	2	-	576	2
	____	____	______	_____
Total	228	(7)	61,083	(527)
	____	____	______	_____

AMEA hotel and room count
AMEA hotel and room count decreased by seven hotels (527 rooms) to 228 hotels (61,083 rooms).  Openings of 10 hotels (2,907 rooms) were offset by the removal of 17 hotels (3,434 rooms). Hotel openings were mainly in the Crowne Plaza and Holiday Inn brands, including notably the entry of the Crowne Plaza brand into the Vietnam market (in West Hanoi and Danang) and a second Holiday Inn resort in Phuket, Thailand.

	Hotels		Rooms
AMEA pipeline at 31 December	2011	Change over 2010	2011	Change over 2010

Analysed by brand
InterContinental	19	(7)	5,094	(2,142)
Crowne Plaza	21	(5)	6,729	(1,605)
Holiday Inn	43	(13)	10,380	(3,229)
Holiday Inn Express	27	12	5,681	2,293
Staybridge Suites	7	4	848	487
Hotel Indigo	5	3	852	470
	____	____	______	_____
Total	122	(6)	29,584	(3,726)
	____	____	______	_____
Analysed by ownership type
Franchised	4	(3)	852	(525)
Managed	118	(3)	28,732	(3,201)
	____	____	______	_____
Total	122	(6)	29,584	(3,726)
	____	____	______	_____

AMEA pipeline
Signings increased from 27 hotels (6,410 rooms) in 2010 to 36 hotels (7,424 rooms) in 2011, mainly within the Holiday Inn brand family (23 hotels or 5,037 rooms), including five Holiday Inn Express hotels as part of a deal with Duet India Hotels Group. In addition, there were three new signings for Hotel Indigo, in Jakarta and Riyadh, as well as the world's first Hotel Indigo resort in Phuket, Thailand.

Pipeline signings were offset by active management out of the pipeline of deals which were dormant or no longer viable, including a number of exits in the Middle East reflecting increased uncertainty in the region.

GREATER CHINA

	12 months ended 31 December
	2011	2010	%
Greater China results	$m	$m	change

Revenue
Franchised	2	2	-
Managed	77	60	28.3
Owned and leased	126	116	8.6
	____	____	_____
Total	205	178	15.2
	____	____	_____
Operating profit before exceptional items
Franchised	3	3	-
Managed	43	30	43.3
Owned and leased	37	33	12.1
	____	____	_____
	83	66	25.8
Regional overheads	(16)	(12)	(33.3)
	____	____	_____
Total	67	54	24.1
	____	____	_____

Greater China comparable RevPAR movement on previous year	12 months ended 31 December 2011

Managed
All Brands	10.3%
Owned and leased
InterContinental	13.4%

Greater China results
Revenue and operating profit before exceptional items increased by $27m (15.2%) to $205m and by $13m (24.1%) to $67m respectively.

Managed revenue increased by $17m (28.3%) to $77m and operating profit increased by $13m (43.3%) to $43m.  At constant currency, revenue increased by 26.7% and operating profit increased by 43.3%. Continued strong economic growth in the region helped to drive RevPAR growth of 10.3%. Excluding Shanghai, where RevPAR growth was tempered by strong comparatives due to the World EXPO held in May to October 2010, comparable RevPAR grew by 17.4%. There was also continued significant system size growth for the managed estate in the region (14.2% rooms growth in 2011 and 12.6% in 2010).

On both a constant and actual currency basis, owned and leased revenue increased by $10m (8.6%) to $126m and operating profit increased by $4m (12.1%) to $37m. The InterContinental Hong Kong generated RevPAR growth of 13.4%.

Regional costs increased by $4m to $16m (33.3%), reflecting increased investment in operations and infrastructure in the region to support the growth of IHG's brands.

	Hotels		Rooms
Greater China hotel and room count at 31 December	2011	Change over 2010	2011	Change over 2010

Analysed by brand
InterContinental	23	4	9,911	1,225
Crowne Plaza	52	9	18,456	3,010
Holiday Inn	57	5	17,938	1,547
Holiday Inn Express	34	5	8,693	1,133
Hotel Indigo	1	-	184	-
Other	-	(1)	-	(260)
	____	____	______	_____
Total	167	22	55,182	6,655
	____	____	______	_____
Analysed by ownership type
Franchised	3	-	963	(6)
Managed	163	22	53,724	6,661
Owned and leased	1	-	495	-
	____	____	______	_____
Total	167	22	55,182	6,655
	____	____	______	_____

Greater China hotel and room count
Greater China hotel and room count increased by 22 hotels (6,655 rooms) to 167 hotels (55,182 rooms).  Growth was driven by openings of 26 hotels (8,084 rooms), higher than in 2010 (24 hotels or 7,253 rooms). The majority of openings were in the upscale brands in 2011, including the InterContinental One Thousand Island Lake Resort which is the first IHG resort in East China, whilst there were 12 openings for the Holiday Inn brand family, including five Holiday Inn Express hotels.

	Hotels		Rooms
Greater China pipeline at 31 December	2011	Change over 2010	2011	Change over 2010

Analysed by brand
InterContinental	22	3	9,879	1,101
Crowne Plaza	53	(2)	19,712	(1,391)
Holiday Inn	41	-	13,380	561
Holiday Inn Express	28	(1)	6,218	(878)
Hotel Indigo	5	2	579	139
	____	____	______	_____
Total	149	2	49,768	(468)
	____	____	______	_____
Analysed by ownership type
Franchised	2	-	1,375	1,049
Managed	147	2	48,393	(1,517)
	____	____	______	_____
Total	149	2	49,768	(468)
	____	____	______	_____

Greater China pipeline
The pipeline in Greater China increased by two hotels to 149 hotels. There were 38 hotels signed during 2011 (12,112 rooms) compared to 40 hotels (11,486 rooms) in 2010. Demand was strong for both upscale and midscale brands. Signings were split between 21 hotels in the upscale brands (InterContinental, Crowne Plaza and Hotel Indigo) and 17 hotels within the midscale Holiday Inn brand family (including five for the Holiday Inn Express).

Key signings include Holiday Inn in Macau with Sands China Ltd, which will be the world's largest Holiday Inn, with 1,224 rooms, and Hotel Indigo Haitang Bay, which will be the first Hotel Indigo to open in a resort location in Greater China.

CENTRAL

	12 months ended 31 December
	2011	2010	%
Central results	$m	$m	change

Revenue	112	104	7.7
Gross central costs	(259)	(243)	(6.6)
	____	____	_____
Net central costs	(147)	(139)	(5.8)
	_____	____	_____

Central Results
During 2011, net central costs increased by $8m from $139m to $147m (5.8%). At constant currency, net central costs increased by $4m (2.9%). The movement was primarily driven by increased investment to support growth in the business. Central revenue mainly comprised technology fee income.

SYSTEM FUND

	12 months ended 31 December
	2011	2010	%
System Fund results	$m	$m	change

Assessment fees and contributions received from hotels	1,025	944	8.6
Proceeds from sale of Priority Club Rewards points	128	106	20.8
	____	____	_____
	1,153	1,050	9.8
	_____	____	_____

In the year to 31 December 2011, System Fund (the Fund) income increased by 9.8% to $1.2bn primarily as a result of growth in hotel room revenues and marketing programmes.  The increase in proceeds from the sale of Priority Club Rewards points mainly reflects the strong performance of co-brand credit card schemes.

In addition to management or franchise fees, hotels within the IHG system pay cash assessments and contributions which are collected by IHG for specific use within the Fund.  The Fund also receives proceeds from the sale of Priority Club Rewards points.  The Fund is managed for the benefit of hotels in the system with the objective of driving revenues for the hotels.

The Fund is used to pay for marketing, the Priority Club Rewards loyalty programme and the global reservation system. The operation of the Fund does not result in a profit or loss for the Group and consequently the revenues and expenses of the Fund are not included in the Group Income Statement.

OTHER FINANCIAL INFORMATION

Exceptional operating items
Exceptional operating items totalled a net gain of $35m. Exceptional gains included $37m from the disposal of hotels, including $29m profit on the sale of the Holiday Inn Burswood, a UK VAT refund of $9m, $20m net impairment reversals and a $28m pension curtailment gain in relation to the closure of the UK defined benefit pension scheme. Exceptional charges included a $22m litigation provision and $37m in respect of the settlement of a prior period commercial dispute in Europe.

Exceptional operating items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share in order to provide a more meaningful comparison of performance.

Net financial expenses
Net financial expenses remained flat at $62m as costs relating to the new syndicated bank facility offset the impact of lower levels of net debt.

Financing costs included $1m (2010 $2m) of interest costs associated with Priority Club Rewards where interest is charged on the accumulated balance of cash received in advance of the redemption points awarded.  Financing costs in 2011 also included $18m (2010 $18m) in respect of the InterContinental Boston finance lease.

Taxation
The effective rate of tax on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items, was 24% (2010 26%). By excluding the impact of prior year items, which are included wholly within continuing operations, the equivalent tax rate would be 36% (2010 35%). This rate is higher than the average UK statutory rate of 26.5% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $48m (2010 charge of $8m) in respect of continuing operations. This represented the release of exceptional provisions relating to tax matters which were settled during the year, or in respect of which the statutory limitation period had expired, together with tax relief on exceptional costs and tax arising on disposals.

Net tax paid in 2011 totalled $90m (2010 $68m) including $1m paid (2010 $4m) in respect of disposals. Tax paid represents an effective rate of 17% (2010 17%) on total profits and is lower than the effective income statement tax rate of 24% primarily due to the impact of deferred taxes (including the realisation of assets such as tax losses), the receipt of refunds in respect of prior years and provisions for tax for which no payment of tax has currently been made.

Earnings per ordinary share
Basic earnings per ordinary share in 2011 was 159.2¢, compared with 101.7¢ in 2010. Adjusted earnings per ordinary share was 130.4¢, against 98.6¢ in 2010.

Dividends
The Board has proposed a final dividend per ordinary share of 39.0¢ (24.7p). With the interim dividend per ordinary share of 16.0¢ (9.8p), the full-year dividend per ordinary share for 2011 will total 55.0¢ (34.5p).

Share price and market capitalisation
The IHG share price closed at £11.57 on 31 December 2011, down from £12.43 on 31 December 2010. The market capitalisation of the Group at the year end was £3.4bn.

Capital structure and liquidity management

During the year, $479m of cash was generated from operating activities, with the other key elements of the cash flow being:

•	proceeds from the disposal of hotels of $142m, including $71m from the sale of the Holiday Inn Burswood on 1 July 2011 and $55m from the sale of the Hotel Indigo San Diego on 17 June 2011; and
•
capital expenditure of $194m including a $12m equity stake in Summit Hotel Properties, Inc., $31m investment in joint ventures and a $37m deposit paid to a hotel owner in connection with the renegotiation of a management contract.

The Group refinanced its bank debt in November 2011, putting in place a five year $1.07bn syndicated bank facility which matures in November 2016. This facility was substantially undrawn at the year end.

In December 2009, the Group issued a seven-year £250m public bond, at a coupon of 6%. The £250m was immediately swapped into US dollar debt using currency swaps.

Additional funding is provided by a finance lease on the InterContinental Boston.

Net debt at 31 December 2011 was $538m, a decrease over the year of $205m. Net debt included $209m in respect of the finance lease obligations for the InterContinental Boston and $29m in respect of currency swaps related to the sterling bond.

	2011	2010
Net debt* at 31 December	$m	$m

Borrowings:
US Dollar	715	715
Euro	-	100
Other	5	6
Cash	(182)	(78)
	____	____
Net debt	538	743
	____	____

Average debt levels	721	923
	____	____
* Including the impact of currency derivatives.

	2011	2010
Facilities at 31 December	$m	$m

Committed	1,075	1,605
Uncommitted	79	53
	____	____
Total	1,154	1,658
	____	____

Interest risk profile of gross debt for major currencies at 31 December	2011%	2010%

At fixed rates	100	100

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the year ended 31 December 2011

	Year ended 31 December 2011			Year ended 31 December 2010
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	1,768	-	1,768	1,628	-	1,628
Cost of sales	(771)	-	(771)	(753)	-	(753)
Administrative expenses	(350)	(31)	(381)	(331)	(13)	(344)
Other operating income and expenses	11	46	57	8	35	43
	_____	____	____	_____	____	____
	658	15	673	552	22	574

Depreciation and amortisation	(99)	-	(99)	(108)	-	(108)
Impairment	-	20	20	-	(7)	(7)
	_____	____	____	_____	____	____

Operating profit (note 3)	559	35	594	444	15	459
Financial income	2	-	2	2	-	2
Financial expenses	(64)	-	(64)	(64)	-	(64)
	_____	____	____	_____	____	____

Profit before tax (note 3)	497	35	532	382	15	397

Tax (note 5)	(120)	48	(72)	(98)	(8)	(106)
	_____	____	____	_____	____	____
Profit for the year from continuing operations	377	83	460	284	7	291

Profit for the year from discontinued operations	-	-	-	-	2	2
	_____	____	____	_____	____	____
Profit for the year attributable to equity holders of the parent	377	83	460	284	9	293
	====	====	====	====	====	====

Earnings per ordinary share (note 6)
Continuing operations:
Basic			159.2¢			101.0¢
Diluted			155.4¢			98.3¢
Adjusted	130.4¢			98.6¢
Adjusted diluted	127.4¢			95.9¢
Total operations:
Basic			159.2¢			101.7¢
Diluted			155.4¢			99.0¢
Adjusted	130.4¢			98.6¢
Adjusted diluted	127.4¢			95.9¢
	====		====	====		====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2011

	2011 Year ended 31 December $m	2010 Year ended 31 December $m

Profit for the year	460	293

Other comprehensive income
Available-for-sale financial assets:
Gains on valuation	15	17
Losses reclassified to income on impairment	3	1
Cash flow hedges:
Losses arising during the year	-	(4)
Reclassified to financial expenses	4	6
Defined benefit pension plans:
Actuarial losses, net of related tax credit of $13m (2010 $7m)	(19)	(38)
Change in asset restriction on plans in surplus and liability in respect of funding commitments, net of related tax credit of $7m (2010 $10m)	(4)	(38)
Exchange differences on retranslation of foreign operations, including related tax charge of $3m (2010 $1m credit)	(21)	(4)
Tax related to pension contributions	2	7
	____	____
Other comprehensive loss for the year	(20)	(53)
	____	____
Total comprehensive income for the year	440	240
	====	====

Attributable to:
Equity holders of the parent	439	240
Non-controlling interest	1	-
	_____	_____
	440	240
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2011

	Year ended 31 December 2011
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	155	(2,659)	2,788	7	291

Total comprehensive income for the year	-	-	439	1	440
Issue of ordinary shares	8	-	-	-	8
Movement in shares in employee share trusts	-	8	(80)	-	(72)
Equity-settled share-based cost	-	-	29	-	29
Tax related to share schemes	-	-	7	-	7
Equity dividends paid	-	-	(148)	-	(148)
Exchange adjustments	(1)	1	-	-	-
	____	____	____	____	____
At end of the year	162	(2,650)	3,035	8	555
	====	====	====	====	====

	Year ended 31 December 2010
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	142	(2,649)	2,656	7	156

Total comprehensive income for the year	-	16	224	-	240
Issue of ordinary shares	19	-	-	-	19
Movement in shares in employee share trusts	-	(32)	(26)	-	(58)
Equity-settled share-based cost	-	-	33	-	33
Tax related to share schemes	-	-	22	-	22
Equity dividends paid	-	-	(121)	-	(121)
Exchange adjustments	(6)	6	-	-	-
	____	____	____	____	____
At end of the year	155	(2,659)	2,788	7	291
	====	====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 December 2011

	2011 31 December	2010 31 December
	$m	$m
ASSETS
Property, plant and equipment	1,362	1,690
Goodwill	92	92
Intangible assets	308	266
Investment in associates and joint ventures	87	43
Retirement benefit assets	21	5
Other financial assets	156	135
Non-current tax receivable	41	-
Deferred tax assets	106	79
	_____	_____
Total non-current assets	2,173	2,310
	_____	_____
Inventories	4	4
Trade and other receivables	369	371
Current tax receivable	20	13
Derivative financial instruments	3	-
Cash and cash equivalents	182	78
	_____	_____
Total current assets	578	466
Non-current assets classified as held for sale	217	-
	______	______
Total assets (note 3)	2,968	2,776
	=====	=====
LIABILITIES
Loans and other borrowings	(21)	(18)
Derivative financial instruments	-	(6)
Trade and other payables	(707)	(722)
Provisions	(12)	(8)
Current tax payable	(120)	(167)
	_____	_____
Total current liabilities	(860)	(921)
	_____	_____
Loans and other borrowings	(670)	(776)
Derivative financial instruments	(39)	(38)
Retirement benefit obligations	(188)	(200)
Trade and other payables	(497)	(464)
Provisions	(2)	(2)
Deferred tax liabilities	(97)	(84)
	_____	_____
Total non-current liabilities	(1,493)	(1,564)
Liabilities classified as held for sale	(60)	-
	_____	_____
Total liabilities	(2,413)	(2,485)
	=====	=====
Net assets	555	291
	=====	=====
EQUITY
Equity share capital	162	155
Capital redemption reserve	10	10
Shares held by employee share trusts	(27)	(35)
Other reserves	(2,893)	(2,894)
Unrealised gains and losses reserve	71	49
Currency translation reserve	189	211
Retained earnings	3,035	2,788
	______	______
IHG shareholders' equity	547	284
Non-controlling interest	8	7
	______	______
Total equity	555	291
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December 2011

	2011 Year ended 31 December	2010 Year ended 31 December
	$m	$m

Profit for the year	460	293
Adjustments for:
Net financial expenses	62	62
Income tax charge	72	106
Depreciation and amortisation	99	108
Exceptional operating items	(35)	(15)
Gain on disposal of discontinued operations	-	(2)
Equity-settled share-based cost, net of payments	25	26
Other items	-	1
	_____	_____
Operating cash flow before movements in working capital	683	579
Net change in loyalty programme liability and System Fund surplus	66	10
Other changes in net working capital	(31)	96
Utilisation of provisions	(19)	(54)
Retirement benefit contributions, net of cost	(44)	(27)
Cash flows relating to exceptional operating items	(32)	(21)
	_____	_____
Cash flow from operations	623	583
Interest paid	(56)	(59)
Interest received	1	2
Tax paid on operating activities	(89)	(64)
	_____	_____
Net cash from operating activities	479	462
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(55)	(62)
Purchase of intangible assets	(48)	(29)
Investment in other financial assets	(50)	(4)
Investment in associates and joint ventures	(41)	-
Disposal of assets, net of costs	142	107
Proceeds from other financial assets	15	28
Tax paid on disposals	(1)	(4)
	_____	_____
Net cash from investing activities	(38)	36
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	8	19
Purchase of own shares by employee share trusts	(75)	(53)
Dividends paid to shareholders	(148)	(121)
Decrease in borrowings	(119)	(292)
	_____	_____
Net cash from financing activities	(334)	(447)
	_____	_____
Net movement in cash and cash equivalents in the year	107	51
Cash and cash equivalents at beginning of the year	78	40
Exchange rate effects	(3)	(13)
	_____	_____
Cash and cash equivalents at end of the year	182	78
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

1.	Basis of preparation

The audited consolidated financial statements of InterContinental Hotels Group PLC (the Group or IHG) for the year ended 31 December 2011 have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006.  They have been prepared on a consistent basis using the accounting policies set out in the IHG Annual Report and Financial Statements for the year ended 31 December 2010.  New accounting standards, amendments and interpretations applicable from 1 January 2011 have not had a material impact on the financial statements and there has been no requirement to restate prior year comparatives.

The completion of an internal reorganisation during the fourth quarter has resulted in a change to the Group's reportable segments.  Comparatives have been restated to show the segmental information on a consistent basis.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1= £0.62 (2010 $1 = £0.65). In the case of the euro, the translation rate is $1 = €0.72 (2010 $1 = €0.76).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1= £0.65 (2010 $1 = £0.64). In the case of the euro, the translation rate is $1 = €0.77 (2010 $1 = €0.75).

3.	Segmental information
	Revenue
		2011	2010
		$m	$m

	Americas	830	807
	Europe	405	326
	AMEA	216	213
	Greater China	205	178
	Central	112	104
		____	____
	Total revenue	1,768	1,628
		====	====

	All results relate to continuing operations.

Profit	2011 $m	2010 $m

Americas	451	369
Europe	104	78
AMEA	84	82
Greater China	67	54
Central	(147)	(139)
	____	____
Reportable segments' operating profit	559	444
Exceptional operating items (note 4)	35	15
	____	____
Operating profit	594	459

Financial income	2	2
Financial expenses	(64)	(64)
	____	____
Profit before tax	532	397
	====	====

All results relate to continuing operations.

Assets	2011 $m	2010 $m

Americas	908	891
Europe	816	826
AMEA	276	310
Greater China	388	385
Central	228	194
	____	____
Segment assets	2,616	2,606

Unallocated assets:
Non-current tax receivable	41	-
Deferred tax assets	106	79
Current tax receivable	20	13
Derivative financial instruments	3	-
Cash and cash equivalents	182	78
	____	____
Total assets	2,968	2,776
	====	====

4	Exceptional items
		2011 $m	2010 $m
	Continuing operations:

	Exceptional operating items
	Administrative expenses:
	Litigation provision (a)	(22)	-
	Resolution of commercial dispute (b)	(37)	-
	Pension curtailment gain (c)	28	-
	Holiday Inn brand relaunch (d)	-	(9)
	Reorganisation and related costs (e)	-	(4)
		____	____
		(31)	(13)
	Other operating income and expenses:
	Gain on disposal of hotels (f)	37	27
	VAT refund (g)	9	-
	Gain on sale of other financial assets (h)	-	8
		____	____
		46	35

	Impairment:
	Impairment charges:
	Property, plant and equipment (i)	(2)	(6)
	Other financial assets (j)	(3)	(1)
	Reversals of previously recorded impairment:
	Property, plant and equipment (k)	23	-
	Associates (l)	2	-
		____	____
		20	(7)
		____	____
		35	15
		====	====
	Tax
	Tax on exceptional operating items	5	(8)
	Exceptional tax credit (m)	43	-
		____	____
		48	(8)
		====	====
	Discontinued operations:
	Gain on disposal of assets:
	Tax credit (n)	-	2
		====	====

4.	Exceptional items (continued)
These items are treated as exceptional by reason of their size or nature.
a)
Estimate of the amount potentially payable in respect of a prior year claim following an unfavourable court judgement in the Americas on 23 February 2011.  Any final amount will not be known until the court process is complete.

	b)	Relates to the settlement of a prior period commercial dispute in the Europe region.
	c)	Arises from the closure of the UK defined benefit pension scheme to future accrual with effect from 1 July 2013.
	d)	Related to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on 24 October 2007 and substantially completed in 2010.
	e)	Primarily related to the closure of certain corporate offices together with severance costs arising from a review of the Group's cost base.
	f)	Relates to the sale of three hotels in North America ($9m) and the sale of a hotel and related investment in Australia ($28m).
	g)	Arises in the UK and relates to periods prior to 1996.
	h)	Related to the gain on sale of an investment in the AMEA region.
i)
In 2011, relates to a hotel in Europe following a re-assessment of its recoverable amount, based on fair value less costs to sell.  In 2010, related to a hotel in the Americas where the recoverable amount was based on value in use.

	j)	Relates to available-for-sale equity investments subject to prolonged declines in their fair value below cost.
k)
Relates to the partial reversal of a prior year impairment charge recorded in respect of a North American hotel that was sold in June 2011 and to the full reversal of an impairment charge recorded in respect of another North American hotel.

	l)	Relates to the reversal of a prior year impairment charge recorded in respect of a North American associate investment.
m)
Represents the release of provisions of $13m (2010 $7m) which are exceptional by reason of their nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, together with, in 2011, a $30m revision to the estimated tax impacts relating to an internal reorganisation carried out in 2010 (2010 $7m charge) including the recognition of additional deferred tax assets.

	n)	Related to tax refunded in respect of a prior year hotel sale.

5.	Tax

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 4), has been calculated using a tax rate of 24% (2010 26%) analysed as follows.

Year ended 31 December	2011	2011	2011	2010	2010	2010
	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	497	(120)	24%	382	(98)	26%

Exceptional items
Continuing operations	35	48		15	(8)
Discontinued operations	-	-		-	2
	____	____		____	____
	532	(72)		397	(104)
	====	====		====	====
Analysed as:
UK tax		(8)			34
Foreign tax		(64)			(138)
		____			____
		(72)			(104)
		====			====

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

	2011	2011	2010	2010
	Continuing operations	Total	Continuing operations	Total
Basic earnings per ordinary share
Profit available for equity holders ($m)	460	460	291	293
Basic weighted average number of ordinary shares (millions)	289	289	288	288
Basic earnings per ordinary share (cents)	159.2	159.2	101.0	101.7
	====	====	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	460	460	291	293
Diluted weighted average number of ordinary shares (millions)	296	296	296	296
Diluted earnings per ordinary share (cents)	155.4	155.4	98.3	99.0
	====	====	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	460	460	291	293
Adjusting items (note 4):
Exceptional operating items ($m)	(35)	(35)	(15)	(15)
Tax on exceptional operating items ($m)	(5)	(5)	8	8
Exceptional tax credit ($m)	(43)	(43)	-	-
Gain on disposal of discontinued operations	-	-	-	(2)
	____	____	____	____
Adjusted earnings ($m)	377	377	284	284
Basic weighted average number of ordinary shares (millions)	289	289	288	288
Adjusted earnings per ordinary share (cents)	130.4	130.4	98.6	98.6
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	296	296	296	296
Adjusted diluted earnings per ordinary share (cents)	127.4	127.4	95.9	95.9
	====	====	====	====

Earnings per ordinary share from discontinued operations
	2011 cents per share	2010 cents per share
Basic	-	0.7
Diluted	-	0.7
	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2011 millions	2010 millions
Basic weighted average number of ordinary shares	289	288
Dilutive potential ordinary shares - employee share options	7	8
	____	____
	296	296
	====	====

7.	Dividends
		2011 cents per share	2010 cents per share	2011 $m	2010 $m
	Paid during the year:
	Final (declared for previous year)	35.2	29.2	102	84
	Interim	16.0	12.8	46	37
		____	____	____	____
		51.2	42.0	148	121
		====	====	====	====
	Proposed for approval at the Annual General Meeting (not recognised as a liability at 31 December)
	Final	39.0	35.2	113	101
		====	====	====	====

8.	Net debt
		2011	2010
		$m	$m

	Cash and cash equivalents	182	78
	Loans and other borrowings - current	(21)	(18)
	Loans and other borrowings - non-current	(670)	(776)
	Derivatives hedging debt values*	(29)	(27)
		____	____
	Net debt	(538)	(743)
		====	====
	Finance lease liability included above	(209)	(206)
		====	====

*
Net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group's £250m 6% bonds at $415m.  An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds is included in non-current loans and other borrowings.

9.	Movement in net debt
		2011	2010
		$m	$m

	Net increase in cash and cash equivalents	107	51
	Add back cash flows in respect of other components of net debt:
	Decrease in other borrowings	119	292
		____	____
	Decrease in net debt arising from cash flows	226	343

	Non-cash movements:
	Finance lease obligations	(3)	(2)
	Exchange and other adjustments	(18)	8
		____	____
	Decrease in net debt	205	349

	Net debt at beginning of the year	(743)	(1,092)
		____	____
	Net debt at end of the year	(538)	(743)
		====	====

10.	Commitments and contingencies

At 31 December 2011, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $14m (2010 $14m).  The Group has also committed to invest up to $60m in two investments accounted for under the equity method of which $36m had been spent at 31 December 2011.

At 31 December 2011, the Group had contingent liabilities of $8m (2010 $8m).

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts.  The maximum unprovided exposure under such guarantees is $42m (2010 $90m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such legal proceedings and warranties are not expected to result in material financial loss to the Group.

11.	Group financial statements

The preliminary statement of results was approved by the Board on 13 February 2012.  The preliminary statements of results does not represent the full Group financial statements of InterContinental Hotels Group PLC and its subsidiaries which will be delivered to the Registrar of Companies in due course.  The financial information for the year ended 31 December 2010 has been extracted from the IHG Annual Report and Financial Statements for that year as filed with the Registrar of Companies.

Auditor's review
The auditors, Ernst & Young LLP, have given an unqualified report under Chapter 3 of Part 16 of the Companies Act 2006 in respect of the full Group financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	14 February 2012